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EXHIBIT 99.1

Press Contact: Laura Whitaker Vice President of Marketing Communications Leitch Incorporated Tel: +1 416-445-9640 Laura.Whitaker@leitch.com
Leitch Investor Contact: Reg Tiessen Chief Financial Officer Tel: +1 416-445-9640 Investors@leitch.com
www.leitch.com

August 22, 2003	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY — ANNUAL GENERAL MEETING OF SHAREHOLDERS

        TORONTO, ONTARIO — Leitch Technology Corporation (TSX: LTV) announced that the Company is holding its Annual General Meeting of Shareholders at the Toronto Stock Exchange, TSX Conference Centre in Toronto on October 21st, 2003 at 11:00 a.m. (ET). The record date for the meeting is September 5, 2003.

        For those shareholders unable to attend the meeting, Leitch will be webcasting the meeting live. To access the webcast, please enter www.leitch.com/agm on October 21, 2003. Click on the link for the webcast. From there, you may test or download the required software to access the webcast.

        The Annual General Meeting will be archived and available for replay through the Leitch website. To access the archive, please go to www.leitch.com/agm after October 21, 2003 and follow the same procedure outlined in the previous paragraph.

Leitch Technology Corporation is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business. Leitch's main operating segments are Video Processing and Distribution, Video Servers and Post Production, which together provide products and solutions that address every aspect of the professional video production process. With more than thirty years in the industry, worldwide offices and distributors, and a broad, Emmy® award-winning portfolio of products, Leitch is helping deliver high-quality video to viewers in every corner of the globe.

Leitch Technology Corporation
150 Ferrand Drive, Ontario M3C 3E5 CANADA
Telephone: (416) 445-9640 or (800) 387-0233    Fax: (416) 443-3088
www.leitch.com

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LEITCH TECHNOLOGY — ANNUAL GENERAL MEETING OF SHAREHOLDERS